Exhibit 99.1
SCHEDULE A

Transactions in the past 60 days, all of which were open market purchases of ADS.

Grupo ADO, S.A. de C.V.

Date	Number of ADSs*	Weighted Average Price per ADS**
May 11, 2026	8,485	$311.98
May 12, 2026	10,888	$310.69
May 13, 2026	14,537	$306.16
May 14, 2026	15,000	$302.15
May 15, 2026	11,618	$295.62
May 18, 2026	2,421	$296.75
May 19, 2026	9,205	$299.85
May 20, 2026	11,566	$309.25
May 21, 2026	12,274	$307.90
May 21, 2026	2,301	$307.96
May 22, 2026	13,185	$303.38
May 26, 2026	11,054	$309.34
May 27, 2026	17,000	$304.30
May 28, 2026	18,000	$302.17

* Represents ADSs. Each ADS represents 10 Class B Shares.

** The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock purchased at each separate price within the weighted average price set forth on the table above.